(A free translation of the original in Portuguese)

KLABIN S.A.

Report of Independent Accountants on the Limited Review of Quarterly Information (ITR)
September 30, 2003

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
Av. Francisco Matarazzo, 1400
Torre Torino
Caixa Postal 61005
05001-903 São Paulo, SP - Brasil
Telefone (11) 3674-2000

(A free translation of the original in Portuguese)

Report of Independent Accountants on the Limited Review of Quarterly Information

To the Board of Directors and Stockholders
Klabin S.A.

1 We have carried out limited reviews of the Quarterly Information (ITR) of Klabin S.A. for the quarters ended September 30, 2003 and 2002 and June 30, 2003. This information is the responsibility of the Company's management. The reviews of the accounting information relating to the jointly-controlled companies Klabin Kimberly S.A. and KCK Tissue S.A., which were sold on August 7, 2003 as reported in Note 5 (c) to the Quarterly Information, were conducted by other independent accountants. Our report, insofar as it relates to the gain of R$ 199,404 thousand recorded by Klabin S.A. on the sale of these investments, and the balances of the investments in these companies at September 30, 2002 and June 30, 2003 recorded on the equity method of accounting, in the amounts of R$ 141,584 thousand and R$ 136,277 thousand, respectively, is based on the reports of the other independent accountants.

2 Our reviews were carried out in conformity with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Council (CFC), and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Company with regards to the main criteria adopted for the preparation of the Quarterly Information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the Company's financial position and operations.

PRICEWATERHOUSECOOPERS

Klabin S.A.

3 Based on our limited reviews, we are not aware of any material modifications that should be made to the Quarterly Information referred to above in order that such information be stated in conformity with the accounting practices adopted in Brazil applicable to the preparation of quarterly information, consistent with the Brazilian Securities Commission (CVM) regulations.

São Paulo, October 24, 2003

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Paulo Cesar Estevão Netto
Contador CRC 1RJ026365/T-6 "T" SP 002331

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM) (Unaudited)
QUARTERLY INFORMATION (ITR) 9/30/2003 Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

REGISTRATION WITH THE CVM DOES NOT IMPLY ANALYSIS OF THE COMPANY. MANAGEMENT IS RESPONSIBLE FOR THE ACCURACY OF THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	**KLABIN S.A.**	**89.637.490/0001-45**

4 – STATE REGISTRATION NUMBER (NIRE)
35300188349

01.02 – HEAD OFFICE

1 – ADDRESS			2 –SUBURB OR DISTRICT	
RUA FORMOSA Nº 367 – 12º ANDAR			CENTRO	
3 – POSTAL CODE 01075-900	4 - MUNICIPALITY SÃO PAULO			5 – STATE SP
6-AREA CODE 011	7 – TELEPHONE 3225-4000	8 – TELEPHONE	9 – TELEPHONE	10 – TELEX
11-AREA CODE 011	12 – FAX 3225-4241	13 – FAX	14 – FAX	
15 – E-MAIL klabin@klabin.com.br				

01.03 – INVESTOR RELATIONS OFFICER (Company Mail Address)

1 – NAME				
RONALD SECKELMANN				
2 – ADDRESS RUA FORMOSA Nº 367 – 12º ANDAR			3 –SUBURB OR DISTRICT CENTRO	
4 – POSTAL CODE 01075-900	5 - MUNICIPALITY SÃO PAULO			6 – STATE SP
7-AREA CODE 011	8 – TELEPHONE 3225-4019	9 – TELEPHONE	10 – TELEPHONE	11 – TELEX
12-AREA CODE 011	13 – FAX 3225-4241	14 – FAX	15 – FAX	
16 – E-MAIL rseckelmann@klabin.com.br				

01.04 – GENERAL INFORMATION /INDEPENDENT ACOUNTANT

CURRENT YEAR		CURRENT QUARTER				PRIOR QUARTER	
1 - BEGINNING	2 – END	3 - NUMBER	4 -BEGINNING	5 - END	6 - NUMBER	7 - BEGINNING	8 – END
01/01/2003	12/31/2003	3	07/01/2003	09/30/2003	2	04/01/2003	06/30/2003

9 – INDEPENDENT ACCOUNTANT	10 – CVM CODE
PricewaterhouseCoopers Auditores Independentes	00287-9
11 – PARTNER RESPONSIBLE	12 – INDIVIDUAL TAXPAYERS' REGISTRATION NUMBER OF THE PARTNER RESPONSIBLE
Paulo Cesar Estevão Netto	018.950.957-00

01.01 - IDENTIFICATION

1 – CVM CODE	2 – COMPANY NAME	3 – FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

01.05 – CAPITAL COMPOSITION

NUMBER OF SHARES (thousand)	1 – CURRENT QUARTER 09/30/2003	2 – PRIOR QUARTER 06/30/2003	3 – SAME QUARTER IN PRIOR YEAR 09/30/2002
Paid-up capital			
1 – Common	317,049	317,049	317,049
2 – Preferred	601,751	601,751	601,751
3 – Total	918,800	918,800	918,800
Treasury stock			
4 – Common	222	222	222
5 – Preferred	895	895	895
6 – Total	1,117	1,117	1,117

01.06 – CHARACTERISTICS OF THE COMPANY

1 – TYPE OF COMPANY Commercial, Industrial and Other
2 – SITUATION Operating
3 – NATURE OF OWNERSHIP Private National
4 – ACTIVITY CODE 1160100 – Paper and Pulp Industry
5 – MAIN ACTIIVITY Paper, pulp, packaging, forestation and reforestation
6 – TYPE OF CONSOLIDATION Full consolidation
7 – TYPE OF REPORT OF INDEPENDENT ACCOUNTANTS Without exceptions

01.07 – COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 – CNPJ	3 – NAME

01.08 – DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 – DATE APPROVED	4 - TYPE	5 – DATE OF PAYMENT	6 – TYPE OF SHARE	7 – AMOUNT PER SHARE
01	Board of Directors' Meeting	09/19/2003	Dividend	10/10/2003	COMMON	0.0675000000
02	Board of Directors' Meeting	09/19/2003	Dividend	10/10/2003	PREFERRED	0.0742500000

01.01 - IDENTIFICATION

1 – CVM CODE	2 – COMPANY NAME	3 – FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

01.09 – SUBSCRIBED CAPITAL AND ALTERATIONS IN THE CURRENT YEAR

1 - ITEM	2 – DATE OF ALTERATION	3 – CAPITAL (R$ thousand)	4 – AMOUNT OF ALTERATION (R$ thousand)	5 – NATURE OF ALTERATION	7 – NUMBER OF SHARES ISSUED (thousand)	8 – SHARE PRICE ON ISSUE DATE (Reais)

01.10 – INVESTOR RELATIONS OFFICER

1 – DATE	2 – SIGNATURE
10/30/2003	

01.01 - IDENTIFICATION

1 – CVM CODE	2 – COMPANY NAME	3 – FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

02.01- BALANCE SHEET - ASSETS (Reais thousand)

1 - CODE	2 – DESCRIPTION	3 – 9/30/2003	4 – 6/30/2003
1	Total assets	4,051,363	5,821,968
1.01	Current assets	1,410,886	1,541,030
1.01.01	Cash and banks	392,322	671,234
1.01.01.01	Cash and banks	43,473	651,967
1.01.01.02	Short-term investments	348,849	19,267
1.01.02	Receivables	487,749	525,567
1.01.02.01	Trade accounts receivable	478,394	450,861
1.01.02.02	Exchange acceptances and discounted trade receivables	(39,207)	(109,006)
1.01.02.03	Provision for doubtful accounts	(15,763)	(15,540)
1.01.02.04	Subsidiary and associated companies	64,325	199,252
1.01.03	Inventories	227,358	220,316
1.01.04	Other	303,457	123,913
1.01.04.01	Taxes and contributions recoverable	89,970	83,162
1.01.04.02	Prepaid expenses	5,206	13,843
1.01.04.03	Other accounts receivable	34,374	26,908
1.01.04.04	Guarantee deposits	121,145	0
1.01.04.05	Temporary investments	52,762	0
1.02	Long-term receivables	614,435	503,352
1.02.01	Sundry receivables	0	0
1.02.02	Receivables from related parties	152,636	54,879
1.02.02.01	Associated companies	0	0
1.02.02.02	Subsidiary companies	152,636	54,879
1.02.02.03	Other related companies	0	0
1.02.03	Other	461,799	448,473
1.02.03.01	Deferred income tax and social contribution	224,595	277,476
1.02.03.02	Judicial deposits	149,596	137,578
1.02.03.03	Taxes to offset	9,191	8,829
1.02.03.04	Prepaid expenses	443	6,213
1.02.03.05	Other accounts receivable	23,635	18,377
1.02.03.06	Notes receivable	54,339	0
1.03	Permanent assets	2,026,042	3,777,586
1.03.01	Investments	185,456	1,877,536
1.03.01.01	In associated companies	0	1,159,846
1.03.01.02	In subsidiary companies	183,305	713,477
1.03.01.03	Other investments	2,151	3,913
1.03.02	Property, plant and equipment	1,733,164	1,748,696
1.03.03	Deferred charges	107,422	151,354

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

02.02 – BALANCE SHEET – LIABILITIES AND STOCKHOLDERS' EQUITY (Reais thousand)

1 – CODE	2 – DESCRIPTION	3 – 9/30/2003	4 – 6/30/2003
2	Total liabilities and stockholders' equity	4,051,363	5,821,968
2.01	Current liabilities	1,203,698	1,974,159
2.01.01	Loans and financing	806,515	932,063
2.01.02	Debentures	0	482,208
2.01.03	Suppliers	149,996	118,077
2.01.04	Taxes, charges and contributions	68,241	78,714
2.01.04.01	Taxes payable	23,751	17,804
2.01.04.02	Provision for income tax and social contribution	44,490	60,910
2.01.05	Dividends payable	65,999	0
2.01.07	Payables to related parties	1,869	225,061
2.01.08	Other	111,078	138,036
2.01.08.01	Salaries, vacation pay and payroll charges	53,178	45,776
2.01.08.02	Other accounts payable	57,900	92,260
2.02	Long-term liabilities	890,507	1,668,420
2.02.01	Loans and financing	543,747	845,622
2.02.02	Debentures	0	564,000
2.02.04	Payables to related parties	93,352	20,205
2.02.05	Other	253,408	238,593
2.02.05.01	Deferred income tax and social contribution	7,240	7,539
2.02.05.02	Provision for contingencies	222,125	208,789
2.02.05.03	Other accounts payable	24,043	22,265
2.03	Deferred income	0	0
2.03.01	Lease with jointly-controlled company	0	0
2.05	Stockholders' equity	1,957,158	2,179,389
2.05.01	Capital	800,000	800,000
2.05.02	Capital reserves	193,845	195,351
2.05.02.01	Special Restatement - Law 8200/91	83,986	83,986
2.05.02.02	Share premium	109,646	109,646
2.05.02.03	Fiscal incentives	213	1,719
2.05.03	Revaluation reserves	92,176	92,709
2.05.03.01	Own assets	92,176	92,709
2.05.03.02	Subsidiary/associated companies	0	0
2.05.04	Revenue reserves	(3,865)	(3,865)
2.05.04.01	Legal	0	0
2.05.04.02	Statutory	0	0
2.05.04.03	Contingencies	0	0
2.05.04.04	Unrealized profits	0	0

01.01 - IDENTIFICATION

1 – CVM CODE	2 – COMPANY NAME	3 – FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

1 – CODE	2 – DESCRIPTION	3 – 9/30/2003	4 – 6/30/2003
2.05.04.05	Retention of profits	0	0
2.05.04.06	Special for undistributed dividends	0	0
2.05.04.07	Other revenue reserves	(3,865)	(3,865)
2.05.04.07.01	Treasury stock	(3,865)	(3,865)
2.05.05	Retained earnings	875,002	1,095,194

01.01 - IDENTIFICATION

1 – CVM CODE	2 – COMPANY NAME	3 – FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

03.01 – STATEMENT OF OPERATIONS (Reais thousand)

1- CODE	2 – DESCRIPTION	3 – 7/1/2003 to 9/30/2003	4 - 1/1/2003 to 9/30/2003	5 - 7/1/2002 to 9/30/2002	6 - 1/1/2002 to 9/30/2002
3.01	Gross sales and/or service revenues	750,428	2,452,802	742,099	1,893,981
3.02	Deductions	(85,223)	(262,379)	(73,929)	(197,524)
3.03	Net sales and/or service revenues	665,205	2,190,423	668,170	1,696,457
3.04	Cost of sales and/or services rendered	(379,681)	(1,198,276)	(375,434)	(1,003,299)
3.05	Gross profit	285,524	992,147	292,736	693,158
3.06	Operating income (expenses)	(306,023)	(840,781)	(677,727)	(1,300,295)
3.06.01	Selling	(73,021)	(228,148)	(78,550)	(196,857)
3.06.02	General and administrative	(40,276)	(152,258)	(40,784)	(113,537)
3.06.03	Financial, net	(95,095)	(351,809)	(606,966)	(1,028,150)
3.06.03.01	Financial income	21,843	(344)	53,630	77,048
3.06.03.02	Financial expenses	(116,938)	(351,465)	(660,596)	(1,105,198)
3.06.04	Other operating income	1,877	14,974	3,543	22,356
3.06.05	Other operating expenses	(11,065)	(44,357)	(15,674)	(46,921)
3.06.06	Equity in the earnings (losses) of subsidiaries	(88,443)	(79,183)	60,704	62,814
3.07	Operating profit	(20,499)	151,366	(384,991)	(607,137)
3.08	Non-operating income, net	(98,065)	872,607	(1,388)	(1,658)
3.08.01	Income	208,980	1,205,435	(354)	130
3.08.02	Expenses	(307,045)	(332,828)	(1,034)	(1,788)
3.09	Income (loss) before taxes and profit sharing	(118,564)	1,023,973	(386,379)	(608,795)
3.10	Provision for income tax and social contribution	16,602	(43,949)	91	478
3.11	Deferred income tax	(52,582)	(40,106)	0	(663)
3.12	Statutory profit sharing/contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on own capital	0	0	0	0
3.15	Net income (loss) for the period	(154,544)	939,918	(386,288)	(608,980)
	NUMBER OF SHARES (thousand) EX-TREASURY STOCK	917,683	917,683	917,683	917,683
	NET INCOME PER SHARE		1.02423		
	LOSS PER SHARE	(0.16841)		(0.42094)	(0.66361)

1 OPERATIONS

The Notes to the Quarterly Information are presented in thousands of reais or U.S. dollars, except when stated in cents.

Klabin S.A. and its subsidiaries operate in the following segments of the pulp and paper industry to meet the needs of the domestic (64% of net revenues) and foreign (36%) markets: reforestation and wood, packaging paper, paper sacks, envelopes and corrugated cardboard boxes. Their operations are fully integrated from forestation to production of the end products.

As described in Note 5(a), all the corporate acts necessary to enable Aracruz Celulose S.A. to become the owner of the shares of Riocell S.A. were completed on July 2, 2003. As a result of this transaction, the production of pulp at Klabin is once again being directed to meeting its own raw material requirements for the production of paper.

Up to March 31, 2003, the activities of Klabin in the newsprint segment were carried out through Norske Skog Klabin Comércio e Indústria Ltda. (NSK), a joint-venture in which Klabin held a 50% investment together with Norske Skog do Brasil Ltda., a subsidiary of Norske Skogindustrier ASA of Norway.

As provided by the Quotaholders' Agreement (Norske Skog - Klabin) dated February 25, 2000, the production of newsprint by NSK was ceased on March 31, 2003, and the machinery and equipment used in the production process was converted to the production of packaging by Klabin.

As described in Note 5(d), on July 2, 2003, the corporate transactions that resulted in the closing of the joint venture of Norske Skog Klabin Comércio e Indústria Ltda were concluded.

As described in Note 5(c), in accordance with the Stockholders' Agreement which regulated the activities of Klabin Kimberly S.A., the sale of the 50% investment in the joint ventures with Kimberly Clark, Klabin Kimberly S.A. and KCK Tissue S.A., was concluded on August 7, 2003 for US$ 112,800, equivalent to R$ 332,354, plus an additional R$ 10,000 contingent upon the resolution of tax, civil and labor claims. This amount was therefore recorded in long-term receivables, and a provision in the same amount was recorded in long-term liabilities. As a result, Klabin's operations in the segment of disposable paper have been discontinued.

On August 20, 2003, Klabin concluded its program for the sale of assets with the sale of the 81.71% investment in Klabin Bacell S.A. to RGM International PTE LTD, an Asian corporate group headquartered in Singapore, for US$ 91,206 (equivalent to R$ 265,030). This transaction, which resulted in the withdrawal of Klabin from the soluble and special pulp market, is described in greater detail in Note 5(b).

2 SIGNIFICANT ACCOUNTING POLICIES

a) Accounting principles applied

The Quarterly Information has been presented in conformity with accounting principles determined by Brazilian Corporate Legislation, supplemented by standards and regulations issued by the Brazilian Securities Commission (CVM). The Quarterly Information has been prepared based on principles, methods and criteria consistent with those applied in the preparation of the financial statements for the year ended December 31, 2002.

b) Consolidation of the financial statements

On May 23, 2003, the former jointly-controlled (50%) subsidiary Norske Skog Klabin Comércio e Indústria Ltda. (now named Klabin Monte Alegre Comércio e Indústria Ltda.) became a wholly-owned subsidiary of Klabin prior to the transfer of this investment to Norske Skog do Brasil Ltda., as described in Note 5 (d).

The consolidated statement of operations included in this Quarterly Information includes 50% of the results of operations of the investees: Norske Skog Klabin Comércio e Indústria Ltda. up to April 30, 2003; Klabin Kimberly S.A. and KCK Tissue S.A. up to July 31, 2003.

As mentioned in Note 5 (a), the results of operations of Riocell S.A. and Riocell Trade Limited are considered up to June 30, 2003, and those of Klabin Bacell S.A., sold on September 30, 2003 as described in Note 5(b), are fully reflected in the consolidated statement of operations.

Statement of operations for the periods ended:

	Norske Skog Klabin Com. e Ind. Ltda. (*)	Klabin Kimberly S.A. Consolidated	KCK Tissue S.A.	Riocell S.A.	Riocell Trade Limited	Klabin Bacell S.A.
	04/30/2003	07/31/2003	07/31/2003	06/30/2003	06/30/2003	09/30/2003
Net sales revenues	22,858	152,320	14,575	87,713	196,830	116,825
Cost of sales	(22,928)	(109,596)	(12,497)	(58,729)	(190,225)	(92,417)
Gross profit (loss)	(70)	42,724	2,078	28,984	6,605	24,408
Operating expenses	(9,643)	(45,930)	(1,304)	5,330	(4,508)	(10,559)
Financial results, net	2,572	(7,563)	1,133	(31,989)	(698)	2,714
Operating profit (loss)	(7,141)	(10,769)	1,907	2,325	1,399	16,563
Non-operating income (expenses), net	(107)	(29)		80		(2)
Income tax and social contribution	(156)	(2)		(986)		(4,998)
Minority interest		40				
Net income (loss) for the period	**(7,404)**	**(10,760)**	**1,907**	**1,419**	**1,399**	**11,563**

(*) Currently named Klabin Monte Alegre Comércio e Indústria Ltda.

3 GUARANTEE DEPOSITS

The amount of R$ 121,145 recorded in current assets – parent company and consolidated, is pledged in guarantee of loans.

4 INCOME TAX AND SOCIAL CONTRIBUTION

a) Nature and expected realization or payment of deferred taxes

	09/30/2003		06/30/2003	
	Income Tax	Social Contribution	Income Tax	Social Contribution
				Parent company
Non-deductible provisions	53,947	19,421	108,319	23,804
Taxes being questioned in court	38,537		36,528	
Tax losses	80,002	32,688	73,564	35,261
Long-term receivables	**172,486**	**52,109**	**218,411**	**59,065**
Incentive benefit of accelerated depreciation	6.276	964	6,574	965
Long-term liabilities	**6,276**	**964**	**6,574**	**965**
				Consolidated
Non-deductible provisions	53,947	19,421	114,378	26,336
Taxes being questioned in court	38,537		36,528	
Tax losses	80,002	32,688	74,299	42,337
Long-term receivables	**172,486**	**52,109**	**225,205**	**68,673**
Incentive benefit of accelerated depreciation	6.276	964	6,574	965
Long-term liabilities	**6,276**	**964**	**6,574**	**965**

Management, based on the budget and business plan approved by the Fiscal Council and the Board of Directors, expects that the deferred tax assets will be realized from 2003 to 2007, as shown below:

	09/30/2003		06/30/2003	
	Income Tax	Social contribution	Income tax	Social contribution
				Parent company
2003	29,318	10,555	39,169	14,101
2004	51,328	18,478	51,328	18,478
2005	59,167	21,300	59,167	21,300
2006	32,673	1,776	49,306	5,186
2007			19,441	
	172,486	**52,109**	**218,411**	**59,065**
				Consolidated
2003	29,318	10,555	39,169	15,256
2004	51,328	18,478	51,641	20,059
2005	59,167	21,300	59,514	22,875
2006	32,673	1,776	49,595	6,498
2007			25,286	3,985
	172,486	**52,109**	**225,205**	**68,673**

b) Reconciliation of income tax and social contribution with pre-tax income multiplied by the tax rate:

i) Parent company

		09/30/2003		09/30/2002	
		Income tax	**Social Contrib.**	**Income Tax**	**Social Contrib.**
Income before income tax and social contribution		1,023,973	1,023,973	(608,795)	(608,795)
Tax rate		25%	9%	25%	9%
		255,993	**92,158**	**(152,199)**	**(54,792)**
Income tax and social contribution in the statement of operations:					
. Current		32,635	11,314	(202)	(276)
. Deferred		27,821	12,285	(2,779)	3,442
		60,456	23,599	(2,981)	3,166
Difference		**(195,537)**	**(68,559)**	**149,218**	**57,958**
Reconciliation:					
Permanent additions (deductions)					
. Equity in the (earnings) losses of subsidiaries		79,183	79,183	(62,814)	(62,814)
. Capital gain through change in the percentage ownership of investment	(1)	(865,512)	(865,512)		
. Private pension contribution		3,183	3,183	276	276
. Realization of special monetary restatement		14,573	14,573	2,166	2,166
. Donations and free gifts		2,580	2,580	7,840	7,840
. Non-deductible royalties		3,170		3,971	
. Amortized goodwill		(19,562)		4,365	
. Other		25	(31)	381	37
		(782,360)	(766,024)	(43,815)	(52,495)
Tax rate		25%	9%	25%	9%
Total permanent additions (deductions)		(195,590)	(68,942)	(10,954)	(4,725)
Fiscal incentive deductions		(818)			
Realization of provisions on the sale of investment		2,416	870		
Deferred tax asset not recorded				162,957	63,815
Provision relating to companies merged				(1,892)	(711)
Prior years adjustments				(719)	(411)
Profits not taxed abroad		(1,365)	(491)		
Other		(180)	4	(174)	(10)
		(195,537)	**(68,559)**	**149,218**	**57,958**

(1) See Note 5 (a).

ii) **Consolidated**

		09/30/2003		09/30/2002	
		Income Tax	Social Contrib.	Income tax	Social Contrib.
Income before income tax and social contribution		1,032,653	1,032,653	(604,405)	(604,405)
Tax rate		25%	9%	25%	9%
		258,163	**92,939**	**(151,101)**	**(54,396)**
Income tax and social contribution in the statement of operations:					
. Current		41,166	14,159	3,046	890
. Deferred		23,779	11,554	(4,110)	3,130
		64,945	25,713	(1,064)	4,020
Difference		**(193,218)**	**(67,226)**	**150,037**	**58,416**
Reconciliation:					
Permanent additions (deductions)					
. Equity in the (earnings) losses of subsidiaries		526	526	(758)	(758)
. Capital gain through change in the percentage ownership of investment	(1)	(921,808)	(921,808)		
. Private pension contribution		3,323	3,323	568	568
. Realization of special monetary restatement		14,573	14,573	2,174	2,174
. Donations and free gifts		2,756	2,756	7,888	7,888
. Amortized goodwill		(19,562)		4,365	
. Royalties		12,876		11,533	
. Other		(116)	(237)	621	43
		(907,432)	(900,867)	26,391	9,915
Tax rate		25%	9%	25%	9%
Permanent additions (deductions)		(226,858)	(81,078)	6,598	892
Fiscal incentive deductions		(818)			
Deferred tax asset not recorded		22,201	9,255	166,830	65,745
Reversal of provisions on foreign profits		(1,365)	(491)		
Tax realization of provisions on the sale of investment		2,416	870		
Provision relating to companies merged				(1,892)	(711)
Tax effects on exchange variations of investments		11,148	4,014		
Tax effects on unrealized profits		1,960	705		
Offset of tax losses not previously recognized		(994)	(221)	(1,360)	(184)
Prior years adjustments				(706)	(386)
Profits not taxed abroad		(827)	(313)	(3,059)	(1,101)
Other		(81)	33	(16,374)	(5,839)
		(193,218)	**(67,226)**	**150,037**	**58,416**

(1) See Note 5 (a) and (d).

5 INVESTMENTS IN SUBSIDIARY AND ASSOCIATED COMPANIES

	September 30, 2003		
	Parent company		
	Percentage ownership	Investment	Equity in the earnings (loss) for the period
Riocell S.A.			(6,419)
Klabin Riocell Limited			(10,431)
Klabin Kimberly S.A.			(10,760)
KCK Tissue S.A.			1,543
Klabin Bacell S.A.			9,447
Norcell S.A.			32
Mirca Limited	100.00%	68,448	(107,796)
Klabin Argentina S.A.	100.00%	33,779	(1,598)
Klabin Monte Alegre Comércio e Indústria Ltda. (*)	100.00%	60,021	47,765
Other		21,057	(966)
		183,305	**(79,183)**

(*) Formerly Norske Skog Klabin Comércio e Indústria Ltda. The percentage ownership from January to April was 50%.

a) Investment in Riocell S.A.

On December 1, 2002, as part of the structure of the guarantees pledged in favor of the fourth issue, second series debenture holders (see Note 9), Riocell S.A. (a company set up by Klabin S.A. for this special purpose) received, as a capital increase and as payment of debentures convertible into Riocell shares of R$ 70,106 and R$ 619,050, respectively, all the property, plant and equipment of the Guaíba plant (RS). The 61,905 debentures were due on January 31, 2005 and were remunerated at a fixed interest rate of 1% per six-month period, plus variable interest equivalent to 90% of the pre-tax income of Riocell.

Up to June 30, 2003, Klabin held 100% of the total capital of Riocell S.A., whose main activities were the manufacture and sale of pulp, paper and related products, including imports and exports, wood, agriculture, forestation and reforestation.

Because of the above mentioned plant transfer, Klabin S.A. and Riocell S.A. entered into a leasing and exploitation agreement in which Klabin S.A. leased the plant (in full operation, including the production of pulp and paper) from Riocell S.A. for a non-renewable term of six-months, with a monthly payment of R$ 5,000.

The Extraordinary General Meeting of stockholders (EGM) held on May 1, 2003 approved a capital increase of Riocell S.A. of R$ 91,755, in accordance with a report issued by an independent appraiser, fully subscribed and paid-up by Klabin through the assignment of the assets, rights and obligations listed below:

Assets	
Cash and banks	13
Accounts receivable	39,073
Taxes to offset	175
Inventories	49,914
Prepaid expenses	966
Other accounts receivable	1,223
ICMS credits on permanent assets	12,011
Judicial deposits	517
Investments	55,776
Property, plant and equipment	35,200
	194,868
Liabilities and net assets	
Suppliers	29,686
Taxes payable	407
Provision for income tax/social contribution	1,857
Salaries, vacation pay and payroll charges	2,789
Provision for profit sharing	406
Prepayments from customers	51,813
Freights payable	1,697
Provision for contingencies	13,817
Other accounts payable	641
	103,113
Net assets	91,755
	194,868

Due to the transfer of the assets and liabilities listed above, the leasing agreement with Klabin was cancelled on May 1, 2003.

On May 30, 2003, an "Investment and Other Covenants Contract" was signed between Klabin S.A. and Klabin do Paraná Produtos Florestais Ltda., on the one hand, and Aracruz Celulose S.A. and Aracruz Trading S.A., on the other, for the subscription and payment of a capital increase in Riocell S.A. and, subsequently, the purchase by Riocell S.A. of its own shares, to remain in treasury or for subsequent cancellation. The structure of the above transaction was carried out and implemented by company management based on opinions of its legal advisors.

According to this agreement, on June 30, 2003 Riocell S.A. increased its capital by R$ 1,758,728, equivalent in reais to US$ 610,500, through the issue of 108,000,000 common nominative shares, with no par value, fully paid by Aracruz Celulose S.A. (99%) and Aracruz Trading S.A. (1%). Of the amount paid, R$ 108,000 was contributed to the capital of Riocell S.A. and the balance was credited to a capital reserve in stockholders' equity, as a reserve for subscription premium. Following this capital increase, on June 30, 2003 Aracruz Celulose S.A. and Aracruz Trading S.A. jointly held 51.5% of the voting capital and 40% of the total capital of Riocell S.A., and Klabin S.A. and Klabin do Paraná Produtos Florestais Ltda. jointly held 48.5% and 60% of the voting and total capital, respectively.

As a result of this capital payment, Klabin S.A. recognized a non-taxable capital gain of R$ 989,594 from the change in its percentage ownership, which was recorded in non-operating income.

Part of the funds received by Riocell from the capital increase, amounting to R$ 632,630, was used for the early redemption of the debentures issued by it and held by Klabin, as described in the first paragraph of this Note.

On July 2, 2003, Riocell purchased 101,861,000 common shares and 60,000,000 preferred shares, representing the remaining interest of Klabin in its capital, to remain in treasury and for subsequent cancellation, for R$ 1,126,099. Of this amount, R$ 1,008,498 was received in cash on that date, and the remainder of R$ 117,601 was subsequently offset against the reduction in the company's net equity of R$ 124,082 which occurred between the date of establishment of the purchase price and the closing date of the transaction, and was charged against the capital gain mentioned above.

The consolidated financial information included in this Quarterly Information includes the full results of operations of Riocell S.A. and its subsidiary Riocell Trade Limited up to June 30, 2003.

b) Investment in Klabin Bacell S.A.

In accordance with the purchase and sale agreement signed on August 20, 2003 between Klabin S.A. and RGM International PTE LTD - RGM, Klabin S.A. sold its 81.71% investment in Klabin Bacell S.A. for US$ 91,206 (equivalent to R$ 265,030).

R$ 250,345 was paid at sight and the remaining R$ 14,685 will be paid in twenty equal and consecutive quarterly installments with interest of 8% p.a. A loss of R$ 43,623 was incurred on this transaction and recorded as a non-operating loss (before tax effects).

Also, in connection with this sale, Klabin S.A. committed to and carried out the following transaction, in view of the interest of RGM to purchase, at the end of the transaction, all of the capital shares of Klabin Bacell S.A. and of Norcell S.A., an associated company of Klabin S.A. which owns forest assets and is the main supplier of raw materials to Klabin Bacell S.A.:

i) Purchase, on September 30, 2003, for resale to RGM, of the remaining shares of Klabin Bacell S.A., owned by BNDESPAR, DEG - Deutsche Investitions - und Entwicklungsgesellschaft mbH and IFC – International Finance Corporation, for R$ 93,607. In view of the commitment to sell these shares at a lower price than the September 30, 2003 purchase cost, these shares are recorded as temporary investments at the estimated selling price of R$ 52,762. Consequently, a provision for loss of R$ 40,845 was recorded.

   In addition, in accordance with the Letter Agreement signed with DEG and IFC for the purchase of the shares held by these financial institutions, the amount of US$ 9,995, equivalent to R$ 29,220, was paid as Put Option Fee.

ii) Sale of its shares in Norcell S.A., equivalent to a 13.85% shareholding. In accordance with the Private Agreement for the Purchase and Sale of Shares and Assignment of Quotas, the sales price was US$ 2,553, equivalent to R$ 7,466, and will be paid in 20 quarterly equal and consecutive installments with interest of 13.8% p.a. The company incurred a loss on this transaction, classified as a non-operating loss of R$ 6,682 (before tax effects).

iii) Purchase from Braskem S.A. on July 31, 2003 and resale to RGM on September 25, 2003 of shares representing 75.61% of the capital of Norcell S.A., for US$ 15,732, equivalent to R$ 46,359. In accordance with the Private Instrument for Assignment of Credit, the purchase cost was paid to Braskem on September 30, 2003 and the amount receivable from RGM, of R$ 45,740, will be received in twenty equal consecutive quarterly installments, with interest of 13.8% p.a.

As a result of these transactions, at September 30, 2003 Klabin S.A. had receivables from RGM of R$ 67,891 (R$ 13,579 in current assets and R$ 54,312 in long-term receivables). Shares representing 89.19% of the capital of Norcell were given in guarantee of these receivables.

c) Investments in Klabin Kimberly S.A. and KCK Tissue S.A.

In view of the Shareholders' Agreement which regulated the activities of Klabin Kimberly S.A., Klabin concluded the sale of its 50% interest in the joint ventures Klabin Kimberly S.A. and KCK Tissue S.A. with Kimberly Clark on August 7, 2003 for US$ 112,800, equivalent to R$ 332,354, plus an additional R$ 10,000 contingent on the resolution of the tax, civil and labor lawsuits. This latter amount was recorded in long-term receivables and as a provision in long-term liabilities.

Klabin obtained a gain on this transaction of R$ 199,404 (before tax effects), recorded as non-operating income.

d) Investment in Norske Skog Klabin Comércio e Indústria Ltda. (NSK)

In view of the end of the Quotaholders' Agreement (Norske Skog - Klabin) with Norske Skog do Brasil Ltda., as mentioned in Note 1, Klabin carried out a series of corporate transactions to segregate and transfer the assets and liabilities of NSK to the quotaholders, which resulted in the transfer of the investment held by Klabin in this company to Norske Skog do Brasil Ltda. As a result of these transactions, Klabin recorded a non-taxable capital gain of R$ 56,703.

6 PROPERTY, PLANT AND EQUIPMENT

i) Parent company

	September 30, 2003					
	Annual depreciation rate	Cost	Revaluation	Accumulated depreciation and depletion	Accumulated depreciation on revaluation	Total
Land		95,752	75,973			171,725
Buildings and structures	4%	266,379	46,053	(110,345)	(30,024)	172,063
Machinery, equipment and installations	5% to 20%	2,048,681	90,186	(1,124,077)	(90,186)	924,604
Transportation equipment	20%	49,039		(44,905)		4,134
Furniture and fixtures	10%	17,507		(12,539)		4,968
Computers and software	20%	76,848		(51,157)		25,691
Forestation and reforestation		460,977		(168,542)		292,435
Investments in progress		103,506				103,506
Other	10%	44,442	7,055	(13,040)	(4,419)	34,038
		3,163,131	**219,267**	**(1,524,605)**	**(124,629)**	**1,733,164**

ii) Consolidated

	September 30, 2003					
	Annual depreciation rate	Cost	Revaluation	Accumulated depreciation and depletion	Accumulated depreciation on revaluation	Total
Land		99,123	75,973			175,096
Buildings and structures	4%	283,298	46,053	(112,635)	(30,024)	186,692
Machinery, equipment and installations	5% to 20%	2,080,366	90,186	(1,141,031)	(90,186)	939,335
Transportation equipment	20%	49,548		(45,212)		4,336
Furniture and fixtures	10%	18,954		(13,172)		5,782
Computers and software	20%	77,741		(51,949)		25,792
Forestation and reforestation		460,977		(168,542)		292,435
Investments in progress		109,918				109,918
Other	10%	44,567	7,055	(13,040)	(4,419)	34,163
		3,224,492	**219,267**	**(1,545,581)**	**(124,629)**	**1,773,549**

(a) As approved at General Meetings of stockholders held between 1983 and 1992, Indústrias Klabin S.A., which was merged into Klabin S.A., recorded revaluations of assets based on appraisals made by experts. As permitted under the terms of the IBRACON Technical Pronouncement XXIV, ratified by CVM Resolution 183/95, management opted to maintain the revaluation reserves recorded at June 30, 1995.

(b) Based on CVM Deliberation 183/95, the amount of the realization of the revaluation reserve is transferred to retained earnings, together with the income tax and social contribution on this realized revaluation reserve.

7 DEFERRED CHARGES

		September 30, 2003			June 30, 2003
		Cost	Accumulated amortization	Net	Net
Parent company					
Goodwill on the acquisition of companies merged:					
. Klamasa Participações S.A.	(i)	83,836	83,836		33,536
. Igaras Papéis e Embalagens S.A.	(ii)	186,364	89,227	97,137	106,455
Implementation expenses	(iii)	35,147	28,066	7,081	8,932
Reorganization expenses	(iii)	1,630	959	671	610
Other		7,121	4,588	2,533	1,821
		314,098	**206,676**	**107,422**	**151,354**
Consolidated					
Klabin Kimberly S.A.	(iv)				13,986
Klabin Bacell S.A.	(v)				21,247
Klabin Argentina S.A.		10,923	9,276	1,647	1,893
Other		3,039	548	2,491	2,289
		328,060	**216,500**	**111,560**	**190,769**

(i) *This corresponds to the net amount of the goodwill and negative goodwill of R$ 255,332 and R$ 171,496, respectively, which was recorded by Klabin S.A. in connection with the merger of Indústrias Klabin S.A. in 2001, and written off by the transfer of the investment in Riocell S.A.*

(ii) *The goodwill amounts are based on the expectation of future profitability and amortized based on the related projections of profits (in up to five years).*

(iii) *These are pre-operating expenses of the bleaching and soda-chlorine units of Klabin S.A., which are being amortized over ten years, as well as the implementation and pre-operating expenses of several projects of the industrial divisions, which are being amortized over five to ten years.*

(iv) *This goodwill is mainly based on the future profitability of Lalekla S.A., but there is no equivalent amount at September 30, 2003 because of the sale of the investment in Klabin Kimberly S.A.*

(v) *This refers to expenses related to the start-up of Klabin Bacell S.A., when the production at the desired quality level followed a learning curve ending in December 1997. There is no equivalent amount at September 30, 2003 because of the sale of the investment.*

8 LOANS AND FINANCINGS

a) Balances

Parent company	Annual interest - %	Current	Long-term	Total
				September 30, 2003
In local currency				
. National Bank for Economic and Social Development (BNDES)	7.0 to 12.8	120,418	334,969	455,387
. Government Agency for Machinery and Equipment Financing (FINAME)	7.5 to 11.8	7,303	14,027	21,330
. Other	1.0 to 23.8 + 7.6	19,006	5,116	24,122
		146,727	354,112	500,839
In foreign currency (*)				
. Loans to finance purchases of property, plant and equipment	1.9 to 11.9	15,424	17,509	32,933
. Eurobonds	11.0	207,640		207,640
. Export financing	2.9 to 12.0	343,792	142,456	486,248
. Other	3.8 to 4.6	92,078		92,078
		658,934	159,965	818,899
		805,661	**514,077**	**1,319,738**
. Interest rate swap contract - hedge (**)	90% to 100% of the interbank certificate of deposit (CDI) interest rate	854	29,670	30,524
		806,515	**543,747**	**1,350,262**

Long-term maturities:	Long-term	Hedge	Total
2004	59,897		59,897
2005	241,437		241,437
2006	97,750		97,750
2007	80,234		80,234
2008	23,424	29,670	53,094
2009	5,913		5,913
2010	5,422		5,422
	514,077	**29,670**	**543,747**

04.01 - NOTES TO THE QUARTERLY INFORMATION

Consolidated	Interest % Weighted average	Interest % Annual	Current	Long-Term	Total
					September 30, 2003
In local currency					
. BNDES	10.7	7.0 to 12.8	120,418	334,969	455,387
. FINAME	10.1	7.5 to 11.8	7,303	14,027	21,330
. Other	18.9	1.0 to 23.8 + 7.6	19,006	5,116	24,122
			146,727	354,112	500,839
In foreign currency (*)					
. Loans to finance purchases of property, plant and equipment	4.7	1.9 to 11.9	15,580	17,509	33,089
. Eurobonds	11.0	11.0	67,015		67,015
. Export financing	5.5	2.9 to 12.0	308,474	121,528	430,002
. Others	4.2	3.8 to 4.6	92,078		92,078
			483,147	139,037	622,184
			629,874	**493,149**	**1,123,023**
. Interest rate swap contract - hedge (**)		90% to 100% of the interbank certificate of deposit (CDI) interest rate	854	29,670	30,524
			630,728	**522,819**	**1,153,547**

Long-term maturities:	Long-term	Hedge	Total
2004	43,191		43,191
2005	237,215		237,215
2006	97,750		97,750
2007	80,234		80,234
2008	23,424	29,670	53,094
2009	5,913		5,913
2010	5,422		5,422
	493,149	**29,670**	**522,819**

(*) 97% in US$ and 3% in EURO.

(**)On March 11, 2003, a swap contract with Banco Votorantim S.A. of US$ 150 million notional amount was redeemed before its scheduled maturity date in December 2005. This transaction generated a financial gain of R$ 12,889 thousand, net of income tax.

A US$ 100 million swap contract, which matures in February 2008, was entered into with the same financial institution on the same date.

b) Guarantees

The accrued financial charges are included in the balances of the loan accounts, which are backed by pledges of inventories, land, buildings, improvements, machinery, equipment and installations, as well as liens and sureties from third parties.

9 DEBENTURES

On December 15, 2002, as part of the corporate restructuring, Klabin issued 10,360 debentures of its fourth issue. These debentures are registered and nominative, non-convertible into shares, and have a unit value of R$ 100 and total amount of R$ 1,036,000.

On July 2, 2003, using part of the funds received from the purchase by Riocell of the remaining shares held by Klabin in its capital, Klabin prepaid the remaining balance of debentures of its fourth issue in the amount of R$ 1,048,479.

10 STOCKHOLDERS' EQUITY

a) Changes

Balance at December 31, 2002	**1,083,566**
Fiscal incentives	213
Net income for the period	939,918
Income tax on revaluation reserve	(540)
Interim dividend	(65,999)
Balance at September 30, 2003	**1,957,158**

b) Revaluation reserve

As permitted by CVM Instruction 197/93, the Company decided not to apply the requirements of articles 1 and 2 of CVM Instruction 189/92 (income tax and social contribution on revaluation reserve). The application of these requirements would adjust the revaluation reserve by the following amounts:

Revaluation reserve at September 30, 2003	92,176
Price-level restatement determined by Law 8.200/91, included in revaluation reserve	(45,155)
Tax effects	(15,987)
	31,034

c) **Treasury stock**

During the year ended December 31, 2002, the company purchased 199,501 common shares from stockholders that decided not to participate in the 2001 corporate restructuring.

These stockholders received repayment of their investment based on the conditions of the Public Exchange Offer of Preferred Shares of IKPC – Indústrias Klabin de Papel e Celulose S.A. for common and preferred shares of Klabin S.A. (formerly Klabin Riocell S.A.) at the rate of 3.5 shares of Klabin Riocell S.A. for each IKPC share. This public offer was duly approved by the CVM and carried out based on the economic value of these companies, according to the economic and financial appraisal of independent appraisers dated September 23, 2000.

At September 30, 2003, the Company held 1,117,045 shares in treasury, at the average price of R$ 3.46, as shown below:

			Number of shares
	Common	**Preferred**	**Total**
Balance at December 31, 2001	22,328	895,216	917,544
Purchased from stockholders during the corporate restructuring	199,501		199,501
Balance at September 30, 2003	**221,829**	**895,216**	**1,117,045**

d) **Dividends**

On September 19, 2003, the Extraordinary Meeting of the Board of Directors approved the distribution of an interim dividend of R$ 67.50 per thousand common nominative shares and R$ 74.25 per thousand preferred nominative shares, with payment as from October 10, 2003.

11 FINANCIAL INCOME (EXPENSES)

				Parent company
	01/01/2003 to 09/30/2003	**01/01/2002 to 09/30/2002**	**07/01/2003 to 09/30/2003**	**07/01/2002 to 09/30/2002**
Financial income	42,901	(3,858)	11,993	(11,362)
Financial expenses	(377,169)	(352,302)	(82,446)	(174,571)
Exchange variations, net	(17,541)	(671,990)	(24,642)	(421,033)
	(351,809)	**(1,028,150)**	**(95,095)**	**(606,966)**

				Consolidated
Financial income	34,638	11,963	16,411	(4,000)
Financial expenses	(445,177)	(298,639)	(85,759)	(135,412)
Exchange variations, net	(7,689)	(688,552)	(24,169)	(421,759)
	(418,228)	**(975,228)**	**(93,517)**	**(561,171)**

12 FINANCIAL INSTRUMENTS

(a) Risk Management

Klabin S.A. and subsidiaries carry out transactions involving financial instruments, all recorded in asset and liability accounts, to meet their own needs, as well as to reduce their exposure to market, currency and interest rate risks. They manage these risks by means of operating strategies, control policies and determination of position limits. No transactions involving financial instruments of a speculative nature are carried out.

(b) Credit risk

These risks are managed by specific rules for acceptance of customers, credit analysis and determination of exposure limits by customer (no individual customer represents more than 11% of the total consolidated sales).

(c) Currency risk and derivatives

Klabin S.A. and its subsidiaries use derivative financial instruments to manage the foreign exchange risk of their liabilities or net exposure in U.S. dollars. Swap agreements are used to exchange the foreign exchange variations on liabilities for the Interbank Deposit Certificate (CDI) interest rate. Gains or losses on these instruments are recorded in the statement of operations and as additions or reductions of the corresponding liabilities. During this quarter, a loss of R$ 15,491 was recorded.

In addition, as approximately 36% of the sales are in U.S. dollars, management believes that these sales represent a natural hedge of part of the liabilities in foreign currency.

Since the swap contracts referred to above are linked to the CDI variation, which reflects the daily changes in interest rates of transactions between financial institutions, management believes that there are no significant differences between the market values of these contracts and the balances in the financial statements.

(d) Interest rate risk

Klabin S.A. and subsidiaries adopt conservative policies for funding and investing financial resources. The short-term investments in the amount of R$ 348,849 – parent company and R$ 366,955 - consolidated (June 30, 2003 - R$ 19,267- parent company and R$ 54,689 – consolidated), substantially reflect market conditions at the end of the year.

13 EUROBONDS

In 1996, the company issued US$ 70,000 in Eurobonds due in August 2004. Of this amount, US$ 47,590 were purchased and are held by a group company.

11 STATEMENT OF CASH FLOW

	September 30, 2003	
	Parent company	Consolidated
Cash flows from operating activities		
Net income for the period	939,918	939,918
Income (expenses) not affecting cash and cash equivalents:		
. Depreciation, amortization and depletion	178,352	233,798
. Amortization of non-operating goodwill	54,140	54,140
. Amortization of goodwill	4,349	4,432
. Gain on the sale of assets	(137,964)	(137,196)
. Provision for loss of permanent assets	(927)	(927)
. Capital gains and losses	(871,992)	(928,695)
. Deferred income tax and social contribution	40,106	32,345
. Income tax and social contribution expense	43,949	55,325
. Interest and exchange variation on loans and financings	110,366	91,531
. Equity in the earnings of subsidiaries	79,183	526
. Exchange variation on foreign investments		48,143
. Minority interest		2,077
Decrease (increase) in assets		
. Financial investments	1,290	44,395
. Guarantee deposits	(121,145)	(121,145)
. Accounts receivable	(8,644)	46,436
. Inventories	(47,539)	(79,221)
. Taxes recoverable	(38,232)	(54,089)
. Prepaid expenses	22,540	27,411
. Judicial deposits	(12,151)	(12,564)
. Debentures of subsidiaries	632,630	
. Other accounts receivable	(170,201)	(268,873)
Increase (decrease) in liabilities		
. Suppliers	(141,175)	(137,338)
. Taxes payable	139	321
. Provision for income tax and social contribution		(3,948)
. Salaries, vacation pay and payroll charges	5,365	10,077
. Provision for contingencies	23,640	12,489
. Deferred income	(5,211)	(2,365)
. Other accounts payable	38,771	31,960
. Former subsidiaries no longer consolidated		212,490
Net cash provided by operating activities (carried forward)	**619,557**	**101,453**

04.01 - NOTES TO THE QUARTERLY INFORMATION

	September 30, 2003	
	Parent company	Consolidated
Net cash provided by operating activities (brought forward)	**619,557**	**101,453**
Cash flows from investment activities:		
. Purchase of property, plant and equipment	(102,213)	(127,181)
. Increase in deferred charges	(702)	1,280
. Sale of property, plant and equipment	8,427	8,480
. Sale/transfer of investments	1,663,024	1,663,024
. Loans to related companies	(99,035)	
. Payment of capital	(82)	(3,557)
. Decrease in capital		(31,577)
. Other investments, net	(2,398)	106
. Former subsidiaries no longer consolidated		591,456
Net cash provided by investment activities	**1,467,021**	**2,102,031**
Cash flows from financing activities:		
. New loans and financing	726,341	809,781
. Payment of loans and financing	(1,326,131)	(1,464,754)
. Payment of debentures (principal)	(1,036,000)	(1,036,000)
. Payment of interest	(185,386)	(164,748)
. Loans to related companies	71,317	
Net cash used in financing activities	**(1,749,859)**	**(1,855,721)**
Increase in cash and cash equivalents	**336,719**	**347,763**
Opening balance of cash and cash equivalents	55,603	75,428
Closing balance of cash and cash equivalents	392,322	423,191
	336,719	347,763

05.01 - COMMENTS ON COMPANY PERFORMANCE DURING THE QUARTER

For a better understanding of the performance of the Klabin companies, we present our comments on the consolidated results of operations for the period in section **08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE DURING THE QUARTER.**

06.01 – CONSOLIDATED BALANCE SHEET (Reais thousand)

1 - CODE	2 - DESCRIPTION	3 – 9/30/2003	4 – 6/30/2003
1	Total assets	3,789,180	5,848,801
1.01	Current assets	1,426,792	1,761,920
1.01.01	Available funds	423,191	733,951
1.01.01.01	Cash and banks	56,236	679,262
1.01.01.02	Financial investments	366,955	54,689
1.01.02	Receivables	431,242	558,879
1.01.02.01	Trade accounts receivable	488,797	556,004
1.01.02.02	Exchange acceptances and discounted trade notes	(39,207)	(94,133)
1.01.02.03	Provision for doubtful accounts	(18,348)	(23,791)
1.01.02.04	Subsidiary and associated companies	0	120,799
1.01.03	Inventories	242,670	281,883
1.01.04	Other	329,689	187,207
1.01.04.01	Taxes and contributions recoverable	115,233	137,228
1.01.04.02	Prepaid expenses	5,425	16,190
1.01.04.03	Other accounts receivable	35,124	33,789
1.01.04.04	Guarantee deposits	121,145	0
1.01.04.05	Temporary investments	52,762	0
1.02	Long-term receivables	466,970	501,851
1.02.01	Sundry receivables	0	0
1.02.02	Receivables from related parties	0	23,323
1.02.02.01	Associated companies	0	0
1.02.02.02	Subsidiary companies	0	23,323
1.02.02.03	Other related parties	0	0
1.02.03	Other	466,970	478,528
1.02.03.01	Deferred income tax and social contribution	224,595	293,878
1.02.03.02	Judicial deposits	150,394	141,213
1.02.03.03	Taxes to offset	11,364	11,339
1.02.03.04	Prepaid expenses	443	6,213
1.02.03.05	Other accounts receivable	25,835	25,885
1.02.03.06	Notes receivable	54,339	0
1.03	Permanent assets	1,895,418	3,585,030
1.03.01	Investments	10,309	1,211,877
1.03.01.01	Interest in associated companies	0	1,159,846
1.03.01.02	Interest in subsidiary companies	8,158	34,105
1.03.01.03	Other investments	2,151	17,926
1.03.02	Property, plant and equipment	1,773,549	2,182,384
1.03.03	Deferred charges	111,560	190,769

06.02 – CONSOLIDATED BALANCE SHEET – LIABILITIES AND STOCKHOLDERS' EQUITY (Reais thousands)

1 - CODE	2 – DESCRIPTION	3 – 9/30/2003	4 - 6/30/2003
2	Total liabilities and stockholders' equity	3,789,180	5,848,801
2.01	Current liabilities	1,052,755	2,043,049
2.01.01	Loans and financing	630,728	1,064,740
2.01.02	Debentures	0	482,208
2.01.03	Suppliers	151,651	167,722
2.01.04	Taxes, charges and contributions	68,536	85,416
2.01.04.01	Taxes payable	24,036	23,658
2.01.04.02	Provision for income tax and social contribution	44,500	61,758
2.01.05	Dividends payable	65,999	0
2.01.07	Payables to related parties	0	75,066
2.01.08	Other	135,841	167,897
2.01.08.01	Salaries, vacation pay and payroll charges	54,337	52,598
2.01.08.02	Other accounts payable	81,504	115,299
2.02	Long-term liabilities	779,267	1,530,729
2.02.01	Loans and financing	522,819	699,849
2.02.02	Debentures	0	564,000
2.02.04	Payables to related parties	0	15,471
2.02.05	Other	256,448	251,409
2.02.05.01	Deferred income tax and social contribution	7,240	7,539
2.02.05.02	Provision for contingencies	222,126	214,940
2.02.05.03	Other accounts payable	27,082	28,930
2.03	Deferred income	0	0
2.04	Minority interest	0	95,634
2.05	Stockholders' equity	1,957,158	2,179,389
2.05.01	Realized capital	800,000	800,000
2.05.02	Capital reserves	193,845	195,351
2.05.02.01	Special Restatement – Law 8200/91	83,986	83,986
2.05.02.02	Share premium	109,646	109,646
2.05.02.03	Fiscal incentives	213	1,719
2.05.03	Revaluation reserves	92,176	92,709
2.05.03.01	Own assets	92,176	92,709
2.05.03.02	Associated/subsidiary companies	0	0
2.05.04	Revenue reserve	(3,865)	(3,865)
2.05.04.01	Legal	0	0
2.05.04.02	Statutory	0	0
2.05.04.03	Contingencies	0	0
2.05.04.04	Unrealized profits	0	0
2.05.04.05	Retention of profits	0	0
2.05.04.06	Special for undistributed dividends	0	0
2.05.04.07	Other revenue reserves	(3,865)	(3,865)
2.05.04.07.01	Treasury stock	(3,865)	(3,865)
2.05.05	Retained earnings	875,002	1,095,194

07.01 – CONSOLIDATED STATEMENTS OF OPERATIONS (Reais thousand)

1- CODE	2 – DESCRIPTION	3 - 7/1/2003 to 9/30/2003	4 - 1/1/2003 to 9/30/2003	5 - 7/1/2002 to 9/30/2002	6 - 1/1/2002 to 9/30/2002
3.01	Gross sales and/or service revenues	785,196	2,684,073	858,186	2,142,927
3.02	Deductions	(94,739)	(313,148)	(86,164)	(227,788)
3.03	Net sales and/or service revenues	690,457	2,370,925	772,022	1,915,139
3.04	Cost of sales and/or services rendered	(389,706)	(1,267,728)	(426,296)	(1,099,881)
3.05	Gross profit	300,751	1,103,197	345,726	815,258
3.06	Operating income (expenses)	(289,077)	(970,128)	(729,230)	(1,417,515)
3.06.01	Selling	(76,898)	(289,351)	(107,946)	(272,697)
3.06.02	General and administrative	(104,596)	(228,977)	(45,845)	(126,971)
3.06.03	Financial, net	(93,517)	(418,228)	(561,171)	(975,228)
3.06.03.01	Financial income	26,725	13,875	43,782	66,455
3.06.03.02	Financial expenses	(120,242)	(432,103)	(604,953)	(1,041,683)
3.06.04	Other operating income	1,959	27,314	3,000	12,735
3.06.05	Other operating expenses	(15,539)	(60,360)	(17,121)	(56,112)
3.06.06	Equity in the earnings (losses) of subsidiaries	(486)	(526)	(147)	758
3.07	Operating profit	11,674	133,069	(383,504)	(602,257)
3.08	Non-operating income, net	(127,957)	899,584	1,787	(2,148)
3.08.01	Income	208,540	1,261,978	(154)	0
3.08.02	Expenses	(336,497)	(362,394)	1,941	(2,148)
3.09	Income (loss) before taxes/profit sharing	(116,283)	1,032,653	(381,717)	(604,405)
3.10	Provision for income tax and social contribution	14,721	(55,325)	(2,430)	(3,936)
3.11	Deferred income tax	(52,866)	(35,333)	(1,005)	980
3.12	Statutory profit sharing/contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on own capital	0	0	0	0
3.14	Minority interest	(116)	(2,077)	(1,136)	(1,619)
3.15	Net income (loss) for the period	(154,544)	939,918	(386,288)	(608,980)
	NUMBER OF SHARES, ex-TREASURY STOCK (thousand)	917,683	917,683	917,683	917,683
	NET INCOME PER SHARE		1.02423		
	LOSS PER SHARE	(0.16841)		(0.42094)	(0.66361)

08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE DURING THE QUARTER

Initial Considerations

The information presented herewith in connection with the Company's operations and finances consists of consolidated figures stated in reais, as per Brazilian Corporate Law, except where otherwise indicated.

The 3Q03 includes three months of operations of Bacell and one month of operations of Klabin Kimberly and KCK Tissue.

Sales Volume and Net Revenue

R$ Million	3Q03	3Q02	2Q03
Sales volumes (1000 ton)	365	489	421
Net revenues	690	772	812
Gross profit	301	346	369
Gross margin	44%	45%	45%
EBIT	106	178	170
Net income (loss)	(155)	(386)	1.031
EBITDA(*)	233	262	297
EBITDA margin	34%	34%	37%

(*) Before the expenses relating to the restructuring of operations: R$ 40.5 million in the 2Q03 and R$ 61.0 million in the 3Q03

The sales volumes of Klabin, excluding wood, totaled 365 thousand tons in the 3Q03.

The slow-down of the economy impacted the sales volume in the domestic market, which totaled 196 thousand tons in the 3Q03. However, export shipments continued strong and reached 169 thousand tons.

Net revenues totaled R$ 690 million, impacted by the decrease in sales in the domestic market and the continuous decrease in the U.S. dollar exchange rate, which impacted export revenues.

Results of Operations

Gross profit totaled R$ 301 million with a gross margin of 44%.

The process of disposal of investments resulted in non-recurring expenses of R$ 61.0 million in the 3Q03, affecting the account General and Administrative expenses.

Operating profit before financial results (EBIT) totaled R$ 106 million in 3Q03.

08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE DURING THE QUARTER

EBITDA


R$ Millions
EBITDA Margin
400
300
200
100
0
50%
40%
30%
20%
10%
0%
33
29
34
41
42
37
34
181
169
262
366
361
297
233
1Q02
2Q02
3Q02
4Q02
1Q03
2Q03
3Q03
EBITDA
EBITDA Margin

(*) Before expenses for the restructuring of operations: R$ 40.5 million in the 2Q03 and R$ 61.0 million in the 3Q03

Operating cash generation (EBITDA) was R$ 233 million in the 3Q03, totaling R$ 892 million for Jan/Sept 03.

The Company's EBITDA by business segment over the period is shown below. The packaging segment comprises packaging paper, corrugated boxes and bags/envelopes (Brazil).

EBITDA per business segment

R$ Million	1Q'02	2Q'02	3Q'02	4Q'02	2002	1Q'03	2Q'03(*)	3Q'03(*)
Packaging	126	127	170	257	680	249	188	199
Forestry	33	36	40	46	155	57	50	47
Paper pulp	26	21	57	75	179	74	62	0
Dissolving pulp	10	7	16	15	49	13	9	10
Tissue Brazil	3	(1)	5	5	12	6	0	0
Tissue Argentina	1	1	1	0	3	1	1	0
Sacks Argentina	1	2	1	1	6	1	1	2
Newsprint	1	(1)	0	0	0	(15)	6	0
Corporate expenses/Intercompany	(20)	(22)	(27)	(34)	(104)	(24)	(19)	(25)
Consolidated	**181**	**169**	**262**	**366**	**979**	**361**	**297**	**233**

(*) Before expenses for restructuring of operations: R$ 40.5 million in the 2Q03 and R$ 61.0 million in the 3Q03

Financial Results and Indebtedness

Net financial expenses totaled R$ 94 million in the 3Q03 (R$ 561 million in the 3Q02), with a net exchange loss of R$ 24 million (R$ 422 million in the 3Q02).

Gross indebtedness declined from R$ 2,941 million at the end of 2002 to R$ 1,154 million in September 2003. 45% of this amount refers to long-term debt with maturity up to 2009.

08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE DURING THE QUARTER

Net indebtedness declined from R$ 2,821 million in December 2002 to R$ 609 million in September 2003.

Foreign currency debt represents 57% of Klabin's total indebtedness, 66% of which refers to trade finance.

With the decline of indebtedness, net debt is equal to 24% of the total capitalization (71% in the 4Q02), The net debt/EBITDA ratio decreased to 0.5x (2.9x in the 4Q02).

DEBT - Consolidated

R$ million	12/31/2002			9/30/2003		
	Currency		Total	Currency		Total
	Local	Foreign		Local	Foreign	
Current	899	719	1,618	147	484	631
Long-term	1,028	295	1,323	354	169	523
GROSS DEBT	**1,927**	**1,014**	**2,941**	**501**	**652**	**1,154**
Cash and financial investments			(120)			(544)
NET DEBT			**2,821**			**609**

Net Income (loss)

Because of the non-recurring expenses with the restructuring, the 3Q03 showed a loss of R$ 155 million.

The accumulated net income up to September was R$ 940 million.

Business Performance

* In this section, sales volume and net revenues are 100% consolidated.


Volume
3Q03
Soluble pulp 9%
Cardboard 21%
4%
Others 3%
Bags/ envelopes 8%
Kraftliner 30%
Corrugated boxes 25%

Does not include wood


Net revenues
3Q03
Wood 7%
Soluble pulp 8%
Cardboard 21%
Disposables 8%
Kraftliner 17%
Others 3%
Bags/ envelopes 11%
Corrugated boxes 25%

Considers 100% of net revenues, including wood revenues

08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE DURING THE QUARTER

Packaging Paper – Sales volumes reached 188 thousand tons in the 3Q03, 17% more than in the 3Q02, while net revenues totaled R$ 278 million, a gain of 33%. The highlight in the period from January to September 03 was the sale of 163 thousand tons of cardboard in the domestic market, an increase of 14% compared to Jan/Sept 2002. In the export market, the highlight was the expansion into new markets for cardboard, with the shipment of 2,000 tons/month of LPB to China as from August, and the export of 700 tons/month of carrier board to Europe. Current export highlights are the volumes to Argentina, higher than the levels prior to the crisis, the maintenance of carrier board shipments to the USA, and the increase in exports of kraftliner, totaling 99 thousand tons in the 3Q03, 13% over the 3Q02.

The paper and cardboard business demonstrated a significant productivity gain, from 360 tons/man/year in 2001 to 429 tons/man/year in 2003, an increase of 20%. Operating efficiency is a priority for Klabin, and an even more challenging target has already been established for these industrial units.

Corrugated Boxes – Economic activity remains sluggish in Brazil. According to statistics of the Brazilian Corrugated Board Association (ABPO), the Brazilian shipments of corrugated boxes in the period in January/September 2003 totaled 1,376 thousand tons (1,611 thousand tons in 2002), a reduction of 15%.

Sales volumes of corrugated boxes totaled 91 thousand tons in the quarter, 29% less than in the 3Q02. Despite the drop in sales volumes, net sales were R$ 186 million, 10% higher than in the 3Q02. Klabin has maintained the price levels in force at the end of 2002 and has been striving to recover market share. For this end, it has reviewed the product specifications, enabling a reduction in weight of the boxes, and also offers a partnership system, developing specific solutions for each customer.

Bags and Envelopes – Sales volumes in the 3Q03 were 29 thousand tons, a decrease of 8% compared to the 3Q02. The decrease in shipments to the domestic market, due to the slow-down of the economy, was partially offset by an increase in exports. Net revenues increased 19% and totaled R$ 80 million in the quarter.

Wood – The main customers for pine and eucalyptus logs are basically the exporters of wood products, plywood and sawed timber. The prices in the main consumer market, the USA, show a tendency to rise, reversing the situation up to August of large volumes and low prices.

The sales volume of pine and eucalyptus logs to third parties was 584 thousand tons in the 3Q03, with net sales of R$ 50 million.

Sales by market – Export volumes were 169 thousand tons in the 3Q03. Export sales volumes accounted for 46% in the 3Q03. Export volumes for Jan/Sept 2003 were 583 thousand tons, with revenues of R$ 935 million.

Taking into consideration Klabin's core business (packaging papers, cardboards, corrugated boxes, bags and envelopes), the volume exported in the 3Q03 was 132 thousand tons, 23% higher than in the 3Q02. The volume for January to September was 350 thousand tons.

08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE DURING THE QUARTER

Sales volumes by market


47%
41%
9M03
9M02
Domestic market
Exports

Does not include wood

Net revenues by market


36%
35%
9M03
9M02
Domestic Market
Exports

Considers 100% of net revenues, including wood revenues

Capital expenditures

Capital expenditures totaled R$ 35 million in the quarter and R$ 135 million up to September.

Sales Volumes and Net Revenues Breakdown in the Quarter

	3Q03	3Q02	9M03	9M02
Sales volumes (tons)	**365,037**	**488,828**	**1,236,342**	**1,372,901**
Exports	168,903	206,097	582,930	557,136
Domestic market	196,134	282,731	653,412	815,765
Net revenues (R$ thousand)	**690,457**	**772,022**	**2,370,925**	**1,915,139**
Exports	237,139	304,715	882,990	683,199
Domestic market	453,318	467,307	1,487,935	1,231,940

08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE DURING THE QUARTER

Note 1: The sales volumes above consider total sales of Norske Skog Comércio e Indústria Ltda. up to March, Riocell S.A. up to June, Klabin Kimberly S.A. and KCK Tissue S.A. up to July and Bacell S.A. up to September.

Note2: Net revenues in reais (R$) are stated based on the totals proportionally consolidated, according to Brazilian Corporate Law.

Note 3: Sales volumes do not include wood. Net revenues do include wood.

09.01 - INVESTMENTS IN SUBSIDIARY AND/OR ASSOCIATED COMPANIES

1-ITEM	2-COMPANY NAME	3 - CNPJ	4 - CLASSIFICATION	5 - % OF NET EQUITY OF INVESTEE	6 - % OF NET EQUITY OF THE INVESTOR
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES IN THE QUARTER (thousand)		9 - NUMBER OF SHARES IN THE PRIOR PERIOD (thousand)	
01	MIRCA LIMITED	../ -	UNLISTED SUBSIDIARY COMPANY	100.00	10.38
COMMERCIAL, INDUSTRIAL AND OTHER		3		3	

15.01 – INVESTMENT PROJECTS

Klabin S.A. and its subsidiary companies invested R$ 35.3 million in the 3Q03, as shown below:

Klabin S.A.

Klabin S.A. invested R$ 30.7 million in its operating divisions. These funds were used for normal replacements and in the following major projects:

- Completion of the project for the refurbishment of paper machine no. 6 (MP6) of the Telêmaco Borba – PR unit.
- Purchase of forests and reforestation.

Klabin Kimberly S.A.

Invested R$ 1.4 million in replacements and in the construction of a recycling facility at the Correia Pinto – SC unit.

Klabin Bacell S.A.

Invested R$ 3.1 million in replacement projects.

Klabin Argentina S.A.

Invested R$ 0.1 million in sundry projects.

16.01 - OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

IN ACCORDANCE WITH THE REGULATIONS FOR CORPORATE GOVERNANCE PRACTICES – LEVEL, 1, WE PRESENT BELOW ADDITIONAL INFORMATION ON THE COMPANY AS OF SEPTEMBER 30, 2003.

1 **COMPANY SHAREHOLDING POSITION, INCLUDING HOLDERS OF SHARES WITH MORE THAN 5% OF THE VOTING CAPITAL UP TO THE LEVEL OF INDIVIDUALS.**

a) **Company position**

	SHARES					
SHAREHOLDERS	**Common**	**%**	**Preferred**	**%**	**TOTAL**	**%**
Klabin Irmãos & Cia.	163,797,753	51.66			163,797,753	17.83
Niblak Participações S.A.	24,699,654	7.79			24,699,654	2.69
Monteiro Aranha S.A.	63,458,605	20.02	33,142,269	5.51	96,600,874	10.51
Treasury stock	221,829	0.07	895,216	0.15	1,117,045	0.12
Other (*)	64,871,551	20.46	567,713,464	94.34	632,585,015	68.85
TOTAL	**317,049,392**	**100.00**	**601,750,949**	**100.00**	**918,800,341**	**100.00**

(*) Shareholders with less than 5% of the voting capital.

b) **Distribution of capital of the controlling companies up to the level of individuals**

CONTROLLING SHAREHOLDER/INVESTOR:
(*) Klabin Irmãos & Cia.

	QUOTAS	
QUOTAHOLDERS	**Number**	**%**
Jacob Klabin Lafer Adm. Partic. S.A.	1	12.52
Miguel Lafer Participações S.A.	1	6.26
VFV Participações S.A.	1	6.26
PRESH Participações S.A.	1	12.52
GL S.A. Participações	1	12.52
GLIMDAS Participações S.A.	1	11.07
DARO Participações S.A.	1	11.07
DAWOJOBE Participações S.A.	1	11.07
ESLI Participações S.A.	1	8.36
LKL Participações S.A.	1	8.35
TOTAL	**10**	**100.00**

(*) General partnership, with capital in the amount of R$ 1,000,000.00, divided into quotas of various amounts.

16.01 - OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

CONTROLLING SHAREHOLDER/INVESTOR:
Jacob Klabin Lafer Adm. Partic. S.A.

	SHARES	
SHAREHOLDERS	COMMON	%
Miguel Lafer	446,458,508	50.00
Vera Lafer	446,458,508	50.00
TOTAL	892,917,016	100.00

CONTROLLING SHAREHOLDER/INVESTOR:
Miguel Lafer Participações S.A.

	SHARES	
SHAREHOLDERS	COMMON	%
Miguel Lafer	928,270,312	99.9999
Mildred Lafer	688	0.0001
TOTAL	928,271,000	100.0000

CONTROLLING SHAREHOLDER/INVESTOR:
VFV Participações S.A.

	SHARES	
SHAREHOLDERS	COMMON	%
Vera Lafer	928,270,312	99.9999
Others	688	0.0001
TOTAL	928,271,000	100.0000

CONTROLLING SHAREHOLDER/INVESTOR:
PRESH Participações S.A.

	SHARES	
SHAREHOLDERS	COMMON	%
Sylvia Lafer Piva	17,658,895	66.66662
Pedro Franco Piva	12	0.00005
Horácio Lafer Piva	2,943,151	11.11111
Eduardo Lafer Piva	2,943,151	11.11111
Regina Piva Coelho Magalhães	2,943,151	11.11111
TOTAL	26,488,360	100.00000

16.01 - OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

CONTROLLING SHAREHOLDER/INVESTOR:
GL S.A. Participações

	SHARES					
SHAREHOLDERS	COMMON	%	PREFERRED	%	TOTAL	%
Graziela Lafer Galvão	9,969,170	99.99992	19,938,336	99.99992	29,907,506	99.99992
Other	8	0.00008	16	0.00008	24	0.00008
TOTAL	9,969,178	100.00000	19,938,352	100.00000	29,907,530	100.00000

CONTROLLING SHAREGOLDER/INVESTOR:
GLIMDAS Participações S.A.

	SHARES	
SHAREHOLDERS	COMMON	%
Israel Klabin	276,765	13.310
GLIMDAS-ALPHA Participações Ltda.	142,020	6.829
Alberto Klabin	276,787	13.310
Leonardo Klabin	276,787	13.310
Stela Klabin	276,787	13.310
Maria Klabin	276,787	13.310
Dan Klabin	276,787	13.310
Gabriel Klabin	276,787	13.310
Maurício Klabin Estate	29	0.001
TOTAL	2,079,536	100.000

CONTROLLING SHAREHOLDER/INVESTOR:
GLIMDAS-ALPHA Participações Ltda.

	QUOTAS	
SHAREHOLDERS	Number of quotas	%
Israel Klabin	4,072	14.28772
Alberto Klabin	4,071	14.28421
Leonardo Klabin	4,071	14.28421
Stela Klabin	4,071	14.28421
Maria Klabin	4,071	14.28421
Dan Klabin	4,071	14.28421
Gabriel Klabin	4,071	14.28421
Other	2	0.00702
TOTAL	28,500	100.00000

16.01 - OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

CONTROLLING SHAREHOLKDER/INVESTOR:
DARO Participações S.A.

	SHARES	
SHAREHOLDERS	COMMON	%
Daniel Miguel Klabin	2,645,466	53.065
Rose Klabin	780,000	15.645
Amanda Klabin	780,000	15.645
David Klabin	780,000	15.645
TOTAL	4,985,466	100.000

CONTROLLING SHAREHOLDERS/INVESTOR:
DAWOJOBE Participações S.A.

	SHARES					
SHAREHOLDERS	COMMON	%	PREFERRED	%	TOTAL	%
Armando Klabin	2,017,182,248	100.00			2,017,182,248	53.24
Wolff Klabin			442,878,289	25.00	442,878,289	11.69
Daniela Klabin			442,878,289	25.00	442,878,289	11.69
Bernardo Klabin			442,878,289	25.00	442,878,289	11.69
José Klabin			442,878,289	25.00	442,878,289	11.69
TOTAL	2,017,182,248	100.00	1,771,513,156	100.00	3,788,695,404	100.00

CONTROLLING SHAREHOLDER/INVESTOR:
ESLI Participações S.A.

	SHARES	
SHAREHOLDERS	COMMON	%
Esther Klabin Landau	17,673,750	99.9999
Alfred Landau	10	0.0001
TOTAL	17,673,760	100.0000

CONTROLLING SHAREHOLDER/INVESTOR:
LKL Participações S.A.

	SHARES	
SHAREHOLDERS	COMMON	%
Lilia Klabin Levine	17,933,200	99.998
Other	300	0.002
TOTAL	17,933,500	100.000

16.01 - OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

CONTROLLING SHAREHOLDER/INVESTOR:
Niblak Participações S.A.

	SHARES	
SHAREHOLDERS	**COMMON**	**%**
KL Participações Ltda.	6,076,071	25.0420
GL S.A. Participações	3,038,061	12.5211
KLA RO Participações Ltda.	2,686,869	11.0737
KLA PI Participações Ltda.	2,686,869	11.0737
IDAPAR Adm. e Part. Ltda.	2,686,869	11.0737
MEKLA DELTA Participações Ltda.	4,050,722	16.6947
Pedro Franco Piva	3,038,061	12.5211
TOTAL	24,263,522	100.0000

CONTROLLING SHAREHOLDER/INVESTOR:
KL Participações Ltda. (*)

	QUOTAS	
QUOTAHOLDERS	**Number of quotas**	**% of capital**
Jacob Klabin Lafer Adm e Partic. S.A.	1	99.999
Miguel Lafer	1	0.001
TOTAL	2	100.000

(*) Limited liability partnership, with capital divided into quotas of various amounts.

CONTROLLING SHAREHOLDER/INVESTOR:
KLA RO Participações Ltda.

	QUOTAS	
QUOTAHOLDERS	**Number of quotas**	**% of capital**
GLIMDAS Participações S.A.	20,421,452,628	99.999
Other	43,261	0.001
TOTAL	20,421,495,889	100.000

CONTROLLING SHAREHOLDER/INVESTOR:
KLA PI Participações Ltda. (*)

16.01 - OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

	QUOTAS	
QUOTAHOLDERS	**Number OF quotas**	**% of capital**
DARO Participações S.A.	1	99.999
Other	2	0.001
TOTAL	3	100.000

(*) Limited liability partnership, with capital divided into shares of various amounts.

CONTROLLING SHAREHOLDERS/INVESTOR:
IDAPAR Administração e Participação Ltda.

	QUOTAS	
QUOTAHOLDERS	**Number of quotas**	**%**
Armando Klabin	1,381,415	54.5714
Wolf Klabin	287,490	11.3570
Daniela Klabin	287,490	11.3570
Bernardo Klabin	287,490	11.3570
José Klabin	287,490	11.3570
Roberto Augusto Dutra	15	0.0006
TOTAL	2,531,390	100.0000

CONTROLLING SHAREHOLDERS/INVESTOR:
MEKLA DELTA Participações Ltda. (*)

	QUOTAS	
QUOTAHOLDERS	**Number of quotas**	**% of capital**
ESLI Participações S.A.	1	99.999
Other	2	0.001
TOTAL	3	100.000

(*) Limited liability partnership, with capital divided into quotas of various amounts.

16.01 - OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

CONTROLLING SHAREHOLDER/INVESTOR:
Monteiro Aranha S.A.

	SHARES	
SHAREHOLDERS	COMMON	%
Joaquim Francisco M. de Carvalho	1,626,651,965	14.03
Itajoana Invest. e Participações S.A.	1,397,964,380	12.05
Fundo Banco Espirito Santo Lisboa (*)	1,168,120,757	10.07
Dresdner Bank AG (*)	1,159,759,765	10.00
Bradesco Capitalização S.A.	1,192,483,939	10.28
Soc. Técnica Monteiro Aranha Ltda.	961,337,879	8.29
AMC Participações S/C Ltda.	599,525,779	5.17
CEJMC Participações S/C Ltda.	599,525,779	5.17
SAMC Participações S/C Ltda.	599,525,779	5.17
Joaquim Álvaro M. de Carvalho	482,525,780	4.16
Treasury stock	195,398,211	1.68
Other (**)	1,614,777,637	13.93
TOTAL	11,597,597,650	100.00

(*) Foreign company.
(**) Shareholders holding less than 5% of the voting capital.

CONTROLLING SHAREHOLDER/INVESTOR:
Itajoana Invest. e Participações S.A.

	SHARES	
SHAREHOLDERS	COMMON	%
Olavo Egydio Monteiro de Carvalho	14,976,350	77.90
Ushuaia Gestão Trading Internacional (*)	4,248,746	22.10
Maobi Participações Ltda.	1	
TOTAL	19,225,097	100.00

(*) Foreign company

CONTROLLING SHAREHOLDER/INVESTOR:
Bradesco Capitalização S.A.

	SHARES	
SHAREHOLDER	COMMON	%
Bradesco Seguros S.A.	323,187	99.998
Other	6	0.002
TOTAL	323,193	100.000

16.01 - OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

CONTROLLING SHAREHOLDER/INVESTOR:
Bradesco Seguros S.A.

	SHARES	
SHAREHOLDER	COMMON	%
Banco Bradesco S.A.	625,315	99.70
Other	1,862	0.30
TOTAL	627,177	100.00

CONTROLLING SHAREHOLDER/INVESTOR:
Banco Bradesco S.A.

	SHARES					
SHAREHOLDER	COMMON	%	PREFERRED	%	TOTAL	%
Cidade de Deus Cia Cial de Particip.	381,004,321,232	47.69	103,800,000	0.01	381,108,121,232	24.03
Fundação Bradesco	126,464,714,394	15.83	17,641,630,092	2.24	144,106,344,486	9.09
Other (*)	291,471,022,246	36.48	769,193,935,336	97.75	1,060,664,957,582	66.88
TOTAL	798,940,057,872	100.00	786,939,365,428	100.00	1,585,879,423,300	100.00

(*) Shareholders holding less than 5% of the voting capital.

CONTROLLING SHAREHOLDER/INVESTOR:
Cidade de Deus Cia Comercial de Particip.

	SHARES	
SHAREHOLDERS	COMMON	%
Nova Cidade de Deus Partic. S.A.	2,024,355,762	43.16
Fundação Bradesco	1,533,275,100	32.69
Lia Maria Aguiar	417,744,408	8.91
Lina Maria Aguiar	417,744,408	8.91
Other (*)	296,732,822	6.33
TOTAL	4,689,852,500	100.00

(*) Shareholders holding less than 5% of the voting capital.

CONTROLLING SHAREHOLDER/INVESTOR:
Nova Cidade de Deus Partic. S.A.

	SHARES					
SHAREHOLDERS	COMMON	%	PREFERRED	%	TOTAL	%
Fundação Bradesco	70,840,798	46.30	162,122,728	98.35	232,963,526	73.29
Cx. Benef. dos Funcionários Bradesco			2,723,027	1.65	2,723,027	0.86
Elo Participações S.A.	82,157,662	53.70			82,157,662	25.85
TOTAL	152,998,460	100.00	164,845,755	100.00	317,844,215	100.00

16.01 - OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

CONTROLLING SHAREHOLDER/INVESTOR:
Elo Participações S.A.

	SHARES					
SHAREHOLDERS	COMMON	%	PREFERRED	%	TOTAL	%
Shareholders (*)	75,983,821	100.00	50,671,844	100.00	126,655,665	100.00
TOTAL	75,983,821	100.00	50,671,844	100.00	126,655,665	100.00

(*) No shareholder holds, individually, more than 5% of the voting capital.

CONTROLLING SHAREHOLDER/INVESTOR:
Soc. Técnica Monteiro Aranha Ltda.

	QUOTAS	
QUOTAHOLDER	Number of quotas	%
Joaquim Monteiro de Carvalho	15,163,633	99.99998
Other	3	0.00002
TOTAL	15,163,636	100.00000

CONTROLLING SHAREHOLDER/INVESTOR:
AMC Participações S/C Ltda.

	QUOTAS	
QUOTAHOLDERS	Number of quotas	%
Astrid Monteiro de Carvalho	4,015,162	99.99998
Soc. Técnica Monteiro Aranha Ltda.	1	0.00002
TOTAL	4,015,163	100.00000

CONTROLLING SHAREHOLDER/INVESTOR:
CEJMC Participações S/C Ltda.

	QUOTAS	
QUOTAHOLDER	Number of quotas	%
Celi Elisabete Júlia M. de Carvalho	2,923,469	99.99997
Soc. Técnica Monteiro Aranha Ltda.	1	0.00003
TOTAL	2,923,470	100.00000

CONTROLLING SHAREHOLDER/INVESTOR:
SAMC Participações S/C Ltda.

	QUOTAS	
QUOTAHOLDERS	Number of quotas	%
Sérgio Alberto M. de Carvalho	2,923,469	99.99997
Soc. Técnica Monteiro Aranha Ltda.	1	0.00003
TOTAL	2,923,470	100.00000

16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

2 NUMBER OF SHARES ISSUED BY THE COMPANY WHICH ARE DIRECTLY HELD BY THE CONTROLLING SHAREHOLDERS, MANAGERS AND MEMBERS OF THE BOARD OF DIRECTORS.

	SHARES					
SHAREHOLDERS	COMMON	%	PREFERRED	%	Total	%
Controlling shareholders	201,962,562	63.70	135,967,215	22.60	337,929,777	36.78
Members of the Board of Directors	18,763,534	5.92	2,745,727	0.46	21,509,261	2.34
Executive Directors			358,000	0.06	358,000	0.04
Members of the Fiscal Council	1		3,541		3,542	

3 NUMBER OF OUTSTANDING SHARES

	SHARES					
	COMMON	%	PREFERRED	%	TOTAL	%
Controlling shareholders/ in treasury	202,184,391	63.77	136,862,431	22.74	339,046,822	36.90
Outstanding shares	114,865,001	36.23	464,888,518	77.26	579,753,519	63.10
Total	**317,049,392**	**100.00**	**601,750,949**	**100.00**	**918,800,341**	**100.00**

17.01 - REPORT ON THE SPECIAL REVIEW - WITHOUT EXCEPTION

REPORT OF INDEPENDENT ACCOUNTANTS ON THE LIMITED REVIEW OF QUARTERLY INFORMATION

To the Board of Directors and Stockholders
Klabin S.A.

1 We have carried out limited reviews of the Quarterly Information (ITR) of Klabin S.A. for the quarters ended September 30, 2003 and 2002 and June 30, 2003. This information is the responsibility of the Company's management. The reviews of the accounting information relating to the jointly-controlled companies Klabin Kimberly S.A. and KCK Tissue S.A., which were sold on August 7, 2003 as reported in Note 5 (c) to the Quarterly Information, were conducted by other independent accountants. Our report, insofar as it relates to the gain of R$ 199,404 thousand recorded by Klabin S.A. on the sale of these investments, and the balances of the investments in these companies at September 30, 2002 and June 30, 2003 recorded on the equity method of accounting, in the amounts of R$ 141,584 thousand and R$ 136,277 thousand, respectively, is based on the reports of the other independent accountants.

2 Our reviews were carried out in conformity with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Council (CFC), and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Company with regards to the main criteria adopted for the preparation of the Quarterly Information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the Company's financial position and operations.

3 Based on our limited reviews, we are not aware of any material modifications that should be made to the Quarterly Information referred to above in order that such information be stated in conformity with the accounting practices adopted in Brazil applicable to the preparation of quarterly information, consistent with the Brazilian Securities Commission (CVM) regulations.

São Paulo, October 24, 2003

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Paulo Cesar Estevão Netto
Contador CRC 1RJ026365/T-6 "T" SP 002331

01.01 - IDENTIFICATION

1 – CVM CODE	2 – COMPANY NAME	3 – FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

SUBSIDIARY/ASSOCIATED COMPANY

1 – COMPANY NAME
MIRCA LIMITED

18.01 – STATEMENT OF OPERATIONS OF THE SUBSIDIARY/ASSOCIATED COMPANY (Reais thousand)

1- CODE	2 - DESCRIPTION	3 - 7/1/2003 to 9/30/2003	4 - 1/1/2003 to 9/30/2003	5 - 7/1/2002 to 9/30/2002	6 - 1/1/2002 to 9/30/2002
3.01	Gross sales and/or service revenues	0	0	0	0
3.02	Deductions	0	0	0	0
3.03	Net sales and/or service revenues	0	0	0	0
3.04	Cost of sales and/or services rendered	0	0	0	0
3.05	Gross profit	0	0	0	0
3.06	Operating income/expenses	(56,768)	(48,154)	4,797	8,853
3.06.01	Selling	0	0	0	0
3.06.02	General and administrative	(60,978)	(60,990)	0	(6)
3.06.03	Financial, net	4,210	12,836	4,797	8,859
3.06.03.01	Financial income	4,495	16,672	4,779	11,591
3.06.03.02	Financial expenses	(285)	(3,836)	18	(2,732)
3.06.04	Other operating income	0	0	0	0
3.06.05	Other operating expenses	0	0	0	0
3.06.06	Equity in the earnings of subsidiaries	0	0	0	0
3.07	Operating profit (loss)	(56,768)	(48,154)	4,797	8,853
3.08	Non-operating income, net	(29,220)	(29,220)	0	0
3.08.01	Income	0	0	0	0
3.08.02	Expenses	(29,220)	(29,220)	0	0
3.09	Income (loss) before taxation/profit sharing	(85,988)	(77,374)	4,797	8,853
3.10	Provision for income tax and social contribution	0	0	0	0
3.11	Deferred income tax	0	0	0	0
3.12	Statutory profit sharing/contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on own capital	0	0	0	0
3.15	Net income (loss) for the period	(85,988)	(77,374)	4,797	8,853
	NUMBER OF SHARES, EX-TREASURY (thousand)	3	3	1	1
	NET INCOME PER SHARE			4,797.00000	8,853.00000
	LOSS PER SHARE	(28,662.66667)	(25,791.33333)		

01265-3 KLABIN S.A. 89.637.490/0001-45

18.02 - COMMENTS ON PERFORMANCE OF SUBSIDIARY/ASSOCIATED COMPANY

Subsidiary/Associated Company: MIRCA LIMITED

For a better analysis of the performance of the Klabin companies, we present our comments on the consolidated results of operations for the period in section **08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE DURING THE QUARTER.**

01.01 - IDENTIFICATION

1 - CVM CODE	2 – COMPANY NAME	3 – FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

INDEX